FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

1 May 2020

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

On 11 and 13 March 2020, HSBC Holdings plc (the "Company") announced various vestings of Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares"). The vestings included additional Shares issued in lieu of the 2019 4th interim dividend (the "Dividend"). On 31 March 2020 the Company announced the cancellation of the Dividend. The additional Shares issued on 11 and 13 March 2020 will now be deducted from future vestings as follows:

1.   Annual Incentive awards (Performance Year 2016)

Directors

Name	Additional Shares being deducted from future vestings
Noel Quinn	2,626

Other PDMRs

Name	Additional Shares being deducted from future vestings
Georges Elhedery	1,365
Pam Kaur	2,005
Paulo Maia	1,183
Stephen Moss	1,294
Charlie Nunn	725
Barry O'Byrne	453
Ian Stuart	1,708
Peter Wong	2,284

2.   Replacement Awards*

Other PDMRs

Name	Additional Shares being deducted from future vestings
Barry O'Byrne	185

3.   Group Performance Share Plan awards (Performance Year 2014)*

Other PDMRs

Name	Additional Shares being deducted from future vestings
Pam Kaur	607
Peter Wong	1,517

4.   Group Performance Share awards (Performance Year 2014)*

Directors

Name	Additional Shares being deducted from future vestings
Noel Quinn	639

Other PDMRs

Name	Additional Shares being deducted from future vestings
Paulo Maia	381
Stephen Moss	581
Charlie Nunn	372

* These awards are fully vested. The additional shares will be deducted from other awards held.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Noel Quinn

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	3,265	US$0.00
		Aggregated	US$0.00	3,265	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Co-Head of Global Banking and Markets

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	1,365	US$0.00
		Aggregated	US$0.00	1,365	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Risk Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	2,612	US$0.00
		Aggregated	US$0.00	2,612	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Paulo Maia

2 - Reason for the notification

Position/status			Chief Executive, Latin America, HSBC and Executive Chairman, HSBC Mexico

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	1,564	US$0.00
		Aggregated	US$0.00	1,564	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stephen Moss

2 - Reason for the notification

Position/status			Regional Chief Executive for Europe; the Middle East, North Africa and Turkey; Latin America; and Canada

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	1,875	US$0.00
		Aggregated	US$0.00	1,875	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Charlie Nunn

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	1,097	US$0.00
		Aggregated	US$0.00	1,097	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			Chief Executive, Global Commercial Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	638	US$0.00
		Aggregated	US$0.00	638	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			CEO, HSBC UK Bank plc

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	1,708	US$0.00
		Aggregated	US$0.00	1,708	US$0.00

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Peter Wong

2 - Reason for the notification

Position/status			Deputy Chairman and Chief Executive, The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table
Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-04-29	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		USD - United States Dollar
Nature of Transaction: Reduction in awards			Price	Volume	Total
			US$0.00	3,801	US$0.00
		Aggregated	US$0.00	3,801	US$0.00

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 01 May 2020